U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-39137

Fresh2 Group Limited

650 5TH AVE STE 2416

NEW YORK, NY 10019-6108

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

EXPLANATORY NOTE

On September 25, 2023, the Registrant issued a press release reporting that it has entered into a securities purchase agreement with an institutional investor to purchase (i) $400,000 of its convertible notes and warrants to purchase its American Depositary Shares in a registered direct offering and (ii) an additional $1,600,000 of its convertible notes and warrants to purchase its American Depositary Shares in a follow-on registered direct offering following the Registrant filing its condensed financial statements for the six months ended June 30, 2023, as described below. The Registrant intends to use the net proceeds from the sale of the securities for working capital and general corporate purposes.

The Registrant expects to file its condensed financial statements for the six months ended June 30, 2023 with the SEC after September 30, 2023 and before November 10, 2023. The institutional investor acknowledged such filing timeline will cause the applicable Registration Statement and Prospectus under which the convertible notes and warrants were sold to become “stale” and agreed to waive any and all remedies arising therefrom.

EXHIBIT INDEX

Exhibit	Description
5.1	Opinion of Maples and Calder (Hong Kong) LLP, BVI counsel of the Company
10.1	Form of Securities Purchase Agreement
10.2	Form of Convertible Note
10.3	Form of Series C Warrant
10.4	Form of Series D Warrant

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresh2 Group Limited

	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Chief Executive Officer

Dated: September 25, 2023

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